UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471
+65 6022 1124

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(1) Appointment of Mr. Ho Chuen Shin as Independent Director

On September 27, 2024, the Board approved the appointment of Mr. Ho Chuen Shin as an independent director of the Company, effective October 1, 2024.

Mr. Shin does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biography for Mr. Shin is set forth below:

Mr. Ho Chuen Shin, aged 35, is an independent director of the Company. Mr. Shin has acted as counsel and director for numerous companies that have gone public in both the United States and Hong Kong. As a director, Mr. Shin has served as an independent director of Globavend Holdings Limited since November 2023, an independent non-executive director of FingerTango Inc. since August 2023, an independent non-executive director of Jiading International Group Holdings Limited since February 2023 and as an independent director of Onion Global Ltd since March 2022. Mr. Shin is a partner at David Fong & Co., a position he has held since 2020. Before becoming a partner, he was an Assistant Solicitor at David Fong & Co. from July 2016 to July 2020. Mr. Shin graduated from the Chinese University of Hong Kong with a Bachelor of Laws in 2012 and received a Postgraduate Certificate in Law in 2013. He was qualified as a solicitor of the High Court of Hong Kong in 2016.

In connection with Mr. Shin’s appointment as an executive director, the Company and Mr. Shin entered into an agreement and agreed to receive annual compensation of $18,000.

(2) Appointment of Mr. Sze Kit Kwai as Independent Director.

On September 27, 2024, the Board approved the appointment of Mr. Sze Kit Kwai as an independent director of the Company, effective October 1, 2024.

Mr. Kwai does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biography for Mr. Kwai is set forth below:

Mr. Sze Kit Kwai, aged 49, is an independent director of the Company. Mr. Kwai has had many years of experience as counsel and advisor to numerous companies. From October 2022 to the present, Mr. Kwai was the general counsel and corporate secretary to Aceso Life Science Group Limited. Before that position, he was a legal consultant to Credit Suisse Hong Kong via Axiom Law from May 2022 to August 2022 and senior legal counsel for the Industrial and Commercial Bank of China (Asia) Limited from May 2017 to August 2021. From August 2016 to February 2017, Mr. Kwai was the head of compliance at Ping An of China Securities (Hong Kong) Limited, and from July 2015 to August 2016, he was the legal counsel to Guosen Securities (HK) Company Limited. Before Guosen, he served as legal counsel and secretary of the Sinopac Group from June 2013 to July 2015 and at Tam, Pun, and Yipp Solicitors from September 2010 to June 2013 as a paralegal and trainee solicitor. From April 2008 to February 2010, Mr. Kwai served as in-house counsel and general manager for China Financial Leasing Group Limited, and from December 2005 to April 2008, he was first a barrister at law and then a legal consultant at the H&S Law Office in Beijing. Before joining the H&S Law Office, Mr. Kwai started his career with the Hong Kong government as an assistant secretary for various bureaus from 1999 to 2005 and as an assistant district officer for the Home Affairs Department from 1999 to 2000. Mr. Kwai graduated from the City University of Hong Kong with a Bachelor of Laws in 1997. He received a Postgraduate Certificate of Laws in 1998 and a Master of Laws in Corporate and Financial Law in 2003. Mr. Kwai was qualified as a barrister in Hong Kong in 2006 and as a solicitor in 2012.

In connection with Mr. Kwai’s appointment as an executive director, the Company and Mr. Kwai entered into an agreement and agreed to receive annual compensation of $18,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2024	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

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